SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Accretive Health, Inc.
 (Name of Issuer)

Common Stock, $0.01 Per Share Par Value
(Title of Class of Securities)

00438V 103
(Cusip Number)

Jack A. Muhlbeier
201 Main Street,  Suite 1000
Fort Worth, Texas 76102
(817) 390-8400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of stock reported herein is 9,196,658, which constitutes approximately 9.4% of the 98,276,819 shares of Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.  Unless otherwise stated, all ownership percentages set forth herein assume that there are 98,214,051 shares outstanding.


1.     Name of Reporting Person:

           Oak Hill Investment Management, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Delaware

                         7.     Sole Voting Power:  8,101,774 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  8,101,774 (1)
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           8,101,774

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 8.2%

14.     Type of Reporting Person: PN
--------------
(1)    The shares are managed by Oak Hill Investment Management, L.P. ("Oak Hill") on behalf of various advisory clients pursuant to Investment Advisory Agreements.  Pursuant to such Agreements, Oak Hill has sole voting and dispositive power over the shares.


1.     Name of Reporting Person:

           OHIM GP Holdings, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Delaware

                         7.     Sole Voting Power:  332,835
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  332,835
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           332,835

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 0.3%

14.     Type of Reporting Person: PN

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1.     Name of Reporting Person:

           Mark A. Wolfson

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: USA

                         7.     Sole Voting Power:  699,281
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  699,281
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          762,049 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 0.8% (2)

14.     Type of Reporting Person: IN
-----------------------------
(1)  Includes 62,768 shares of the Issuer's common stock that may be acquired upon exercise of director stock options.
(2)  Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 98,276,819.


ITEM 1.   SECURITY AND ISSUER.

This statement relates to the Common Stock, par value $0.01 per share (the "Stock") of Accretive Health, Inc. (the "Issuer").  The principal executive offices of the Issuer are located at 401 North Michigan Avenue, Suite 2700, Chicago, Illinois 60611.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)  Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13D Statement on behalf of Oak Hill Investment Management, L.P., a Delaware limited partnership ("Oak Hill"), OHIM GP Holdings, L.P., a Delaware limited partnership ("OHIM GP Holdings") and Mark A. Wolfson ("Wolfson"), the "Reporting Persons". Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"):  OHIM Genpar, LLC, a Delaware limited liability company ("OHIM Genpar"), OHIM Manager Holdings, L.P., a Delaware limited partnership ("OHIM Manager Holdings"), OHIM Manager Professionals, L.P., a Delaware limited partnership ("OHIM Manager Professionals"), OHIM Manager MGP, LLC, a Delaware limited liability company ("OHIM Manager MGP"), OHIM GP Professionals, L.P., a Delaware limited partnership ("OHIM GP Professionals") and OHIM GP MGP, LLC, a Delaware limited liability company ("OHIM GP MGP").  The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."  The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

(b)-(c)

Reporting Persons

Oak Hill

Oak Hill is a Delaware limited partnership, the principal business of which is serving as the investment manager to certain entities and managed accounts.  The principal address of Oak Hill, which also serves as its principal office, is 201 Main Street, Suite 1000, Fort Worth, Texas 76102.

OHIM GP Holdings

OHIM GP Holdings is a Delaware limited partnership, the principal business of which is owning indirect interest in various investment vehicles.  The principal address of OHIM GP Holdings, which also serves as its principal office, is 201 Main Street, Suite 1000, Fort Worth, Texas 76102.

Wolfson

Wolfson's principal occupation or employment is serving as President  of OHIM Genpar.  Wolfson's business address is 2775 Sand Hill Road, Suite 220, Menlo Park, California 94025.

Controlling Persons

Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below.  The principal address of each Controlling Person, which also serves as its principal office, is 201 Main Street, Suite 1000, Fort Worth, Texas 76102.

OHIM Genpar is a Delaware limited liability company whose principal business is serving as the general partner of Oak Hill.  Pursuant to Instruction C to Schedule 13D of the Act, the name, business or residence address, and principal occupation or employment of each director, executive officer and controlling person of OHIM Genpar are as follows:

Name	Residence or Business Address	Principal Occupation or Employment
Mark A. Wolfson	2775 Sand Hill Road Suite 220 Menlo Park, California 94025	President of OHIM Genpar
James N. Alexander	2775 Sand Hill Road Suite 220 Menlo Park, California 94025	Vice President of OHIM Genpar
Richard J. Hayes	2775 Sand Hill Road Suite 220 Menlo Park, California 94025	Vice President of OHIM Genpar
George D. Phipps	2775 Sand Hill Road Suite 220 Menlo Park, California 94025	Chief Operating Officer of OHIM Genpar
John H. Fant	201 Main Street Suite 3100 Fort Worth, Texas 76102	Vice President of OHIM Genpar
Jack A. Muhlbeier	201 Main Street Suite 1000 Fort Worth, Texas 76102	Chief Financial Officer of OHIM Genpar

OHIM Manager Holdings is a Delaware limited partnership whose principal business is serving as the general partner of OHIM Genpar.

OHIM Manager Professionals is a Delaware limited partnership whose principal business is serving as the general partner of OHIM Manager Holdings.

OHIM Manager MGP is a Delaware limited liability company whose principal business is serving as the general partner of OHIM Manager Professionals.  Pursuant to Instruction C to Schedule 13D of the Act, the name, business or residence address, and principal occupation or employment of each director, executive officer and controlling person of OHIM Manager MGP are as follows:

Name	Residence or Business Address	Principal Occupation or Employment
Mark A. Wolfson	2775 Sand Hill Road Suite 220 Menlo Park, California 94025	President of OHIM Genpar
James N. Alexander	2775 Sand Hill Road Suite 220 Menlo Park, California 94025	Vice President of OHIM Genpar
Richard J. Hayes	2775 Sand Hill Road Suite 220 Menlo Park, California 94025	Vice President of OHIM Genpar
George D. Phipps	2775 Sand Hill Road Suite 220 Menlo Park, California 94025	Chief Operating Officer of OHIM Genpar
Mark J.P. Anson	2775 Sand Hill Road Suite 220 Menlo Park, California 94025	Manager and Member of OHIM Manager MGP
David S. Bizer	2775 Sand Hill Road Suite 220 Menlo Park, California 94025	Manager and Member of OHIM Manager MGP

OHIM GP Professionals is a Delaware limited partnership whose principal business is serving as the general partner of OHIM GP Holdings.

OHIM GP MGP is a Delaware limited liability company whose principal business is serving as the general partner of OHIM GP Professionals.  Pursuant to Instruction C to Schedule 13D of the Act, the name, business or residence address, and principal occupation or employment of each director, executive officer and controlling person of OHIM GP MGP are as follows:

Name	Residence or Business Address	Principal Occupation or Employment
Mark A. Wolfson	2775 Sand Hill Road Suite 220 Menlo Park, California 94025	President of OHIM Genpar
James N. Alexander	2775 Sand Hill Road Suite 220 Menlo Park, California 94025	Vice President of OHIM Genpar
Richard J. Hayes	2775 Sand Hill Road Suite 220 Menlo Park, California 94025	Vice President of OHIM Genpar
George D. Phipps	2775 Sand Hill Road Suite 220 Menlo Park, California 94025	Chief Operating officer of OHIM Genpar
Mark J.P. Anson	2775 Sand Hill Road Suite 220 Menlo Park, California 94025	Manager and Member of OHIM Manager MGP
David S. Bizer	2775 Sand Hill Road Suite 220 Menlo Park, California 94025	Manager and Member of OHIM Manager MGP

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of the funds used or to be used by the Reporting Persons to purchase the shares is set forth below.

REPORTING PERSON	SOURCE OF FUNDS	AMOUNT OF FUNDS
Oak Hill	Other	Not Applicable (1)
OHIM GP Holdings	Other	Not Applicable (1)
Wolfson	Other	Not Applicable (1)

(1)  Shares received through partnership distributions and contributions.

ITEM 4.  PURPOSE OF TRANSACTION.

The Reporting Persons hold shares of the Stock for investment purposes.  Oak Hill and entities advised by or associated with Oak Hill may determine to purchase additional shares of the Stock depending upon price, market conditions, evaluation of alternative investments and other factors.  While the Reporting Persons view the Stock reported herein as an attractive investment and have no present intent to sell any shares, one or more of them could determine, based upon the same factors listed above with respect to purchases, to sell some or all of the shares owned by them.

Mark A. Wolfson, one of the Reporting Persons, has been a member of the Issuer's Board of Directors since 2003 and is a member of the audit committee.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D of the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)

Reporting Persons

Oak Hill

Oak Hill may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 8,101,774 shares of the Stock, which constitutes approximately 8.2% of the outstanding shares of the Stock.

OHIM GP Holdings

OHIM GP Holdings may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 332,835 shares of the Stock, which constitutes approximately 0.3% of the outstanding shares of the Stock.

Wolfson

Because of his direct ownership of 699,281 shares of the Stock and his ownership of director stock options, Wolfson may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 762,049 shares of the Stock, which constitutes approximately 0.8% of the outstanding shares of the Stock.

Controlling Persons

OHIM Genpar

Because of its position as the sole general partner of Oak Hill, OHIM Genpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 8,101,774 shares of the Stock, which constitutes approximately 8.2% of the outstanding shares of the Stock.

OHIM Manager Holdings

Because of its position as the sole general partner of OHIM Genpar, OHIM Manager Holdings may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 8,101,774 shares of the Stock, which constitutes approximately 8.2% of the outstanding shares of the Stock.

OHIM Manager Professionals

Because of its position as the sole general partner of OHIM Manager Holdings, OHIM Manager Professionals may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 8,101,774 shares of the Stock, which constitutes approximately 8.2% of the outstanding shares of the Stock.

OHIM Manager MGP

Because of its position as the sole general partner of OHIM Manager Professionals, OHIM Manager MGP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 8,101,774 shares of the Stock, which constitutes approximately 8.2% of the outstanding shares of the Stock.

OHIM GP Professionals

Because of its position as the sole general partner of OHIM GP Holdings, OHIM GP Professionals may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 332,835 shares of the Stock, which constitutes approximately 0.3% of the outstanding shares of the Stock.

OHIM GP MGP

Because of its position as the sole general partner of OHIM GP Professionals, OHIM GP MGP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 332,835 shares of the Stock, which constitutes approximately 0.3% of the outstanding shares of the Stock.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(b)

Reporting Persons

Oak Hill

Acting through its general partner, Oak Hill has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 8,101,774 shares of the Stock.

OHIM GP Holdings

Acting through its general partner, OHIM GP Holdings has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 332,835 shares of the Stock.

Wolfson

Wolfson has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 699,281 shares of the Stock.

Controlling Persons

OHIM Genpar

As the sole general partner of Oak Hill, OHIM Genpar has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,101,774 shares of the Stock.

OHIM Manager Holdings

As the sole general partner of OHIM Genpar, OHIM Manager Holdings has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,101,774 shares of the Stock.

OHIM Manager Professionals

As the sole general partner of OHIM Manager Holdings, OHIM Manager Professionals has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,101,774 shares of the Stock.

OHIM Manager MGP

As the sole general partner of OHIM Manager Professionals, OHIM Manager MGP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,101,774 shares of the Stock.

OHIM GP Professionals

As the sole general partner of OHIM GP Holdings, OHIM GP Professionals has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 332,835 shares of the Stock.

OHIM GP MGP

As the sole general partner of OHIM GP Professionals, OHIM GP MGP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 332,835 shares of the Stock.

(c)

On December 14, 2011, OHIM GP Holdings and various advisory clients of Oak Hill received the shares of the stock reported herein as being beneficially owned by Oak Hill and OHIM GP Holdings in connection with distributions by investment partnerships to their partners for no consideration.

On November 30, 2011, Wolfson received 60,018 shares of the Stock in a distribution from an investment partnership for no consideration.

Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Persons, none of the Item 2 Persons have effected any transactions in the Stock during the past 60 days.

(d)  The Reporting Persons affirm that no person other than those persons named in Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

(e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 - Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), filed herewith.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: December 19, 2011

OAK HILL INVESTMENT MANAGEMENT, L.P.

By: /s/ Jack A. Muhlbeier
Jack A. Muhlbeier,
Vice President of OHIM Genpar, LLC, general partner

OHIM GP HOLDINGS, L.P.

By: /s/ Mark A. Wolfson
Mark A. Wolfson,
Manager of OHIM GP MGP, LLC, general partner
of OHIM GP Professionals, L.P., general partner

/s/ Mark A. Wolfson
MARK A. WOLFSON